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                                                                    Exhibit 99.2

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held on 28 June 2007 at 9:30 a.m. shall have been concluded or adjourned) on 28 June 2007 (Thursday) in the meeting room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                               ORDINARY RESOLUTION

"THAT the supplemental agreement dated 19 April 2007 (the "AGREEMENT") (a copy of which has been produced to the meeting and marked "A") entered into between the Company and Guangzhou Railway Enterprise Development Company (CHINESE CHARACTERS) amending certain terms and provisions of the comprehensive services agreement entered into between the same parties dated 13 January 2006, the continuing connected transactions referred to therein, together with the proposed revised annual cap in relation to the continuing connected transactions for the financial year ending 31 December 2007, be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as they may consider necessary, desirable or expedient to implement and/or give effect to the terms of the Agreement and/or the continuing connected transactions with such changes as the directors of the Company may consider necessary, desirable or expedient."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 29 May 2007 to 28 June 2007 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 28 May 2007, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 8 June 2007.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.


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Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board


                                        ----------------------------------------
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
11 May 2007

As at the date of this notice, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.


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